

Merchants & Marine Bancorp, Inc.

Celebrating 77 years of serving our Community

1932 M&M MERCHANTS & MARINE BANK 2009

We're Hometown People that You Know!

2009 ANNUAL REPORT

TABLE OF CONTENTS

PHONE 228 • 762 • 3311
3118 PASCAGOULA STREET
PASCAGOULA, MS 39567

M&M
MERCHANTS & MARINE
BANCORP, INC.

FAX 228 • 934 • 1346
P.O. BOX 729
PASCAGOULA, MS 39568 • 0729

March 10, 2010

Dear Shareholders:

Last year produced a mixed bag of results. Year-end figures show a growth in deposits, loans, capital, and total assets. Deposits grew $15,600,000, loans grew $8,700,000 and total assets were up $14,000,000 totaling $450,346,425. This growth is the result of an aggressive effort from our Board of Directors and staff to build new banking relationships despite a slow, lagging economy.

Net income declined to $3,311,241, down $1,400,000 over the previous year. Our ability to produce income continues to be a challenge due to the low interest rate cycle that has squeezed interest margins. We also saw some deterioration in the commercial loan portfolio as more businesses in our market area experience lackluster performance.

Our board and staff continue to chart a straight path through this economy. We remain strongly committed to the safe, high standards that have characterized our bank throughout its history. The Bank is well reserved, well capitalized, has money to lend, and positioned well for the future. We will maintain an energetic, all-out effort to maximize and build new business opportunities. Hopefully we will see better times in 2010.

We look forward to seeing you on April 1st. Thank you for your support.

Sincerely,



Royce Cumbest
Chief Executive Officer


Wolfe • McDuff & Oppie
CERTIFIED PUBLIC ACCOUNTANTS
(A Professional Association)

Jesse J. Wolfe, CPA (Retired)
Grover B. McDuff, CPA (Retired)
Jack A. Oppie, CPA

C. Scott Rankin, CPA
Delorise A. Larsen, CPA
Jason Keenum, CPA

3103 Pascagoula Street · Pascagoula, MS 39567 · Phone: 228-762-6343 · Fax: 228-762-4498 · www.wmocpas.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Board of Directors and Stockholders
Merchants & Marine Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Merchants & Marine Bancorp, Inc. (the "Bancorp") and subsidiary as of December 31, 2009 and 2008, and the related statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merchants & Marine Bancorp, Inc. and subsidiary as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Wolfe, McDuff & Oppie

Pascagoula, Mississippi
February 12, 2010

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and due from banks	$ 14,451,113	18,065,881
Federal funds sold	16,450,000	11,039,000
Securities:		
Available-for-sale at market value	33,325,635	30,239,874
Held-to-maturity at amortized cost	143,957,199	146,509,925
Non-marketable equity securities	900,060	600,060
Loans	210,256,672	201,525,438
Less:		
Allowance for loan losses	3,100,000	3,100,000
Unearned income	43,449	42,852
Loans, net	207,113,223	198,382,586
Property and equipment, net	16,778,718	17,750,116
Other real estate owned	2,194,611	235,659
Accrued income	2,499,639	3,086,533
Goodwill, net	880,398	880,398
Other assets	11,923,289	9,493,088
Total assets	$ 450,473,885	436,283,120
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 77,614,260	80,738,441
Interest bearing savings, demand and other time deposits	305,253,753	286,506,672
Total deposits	382,868,013	367,245,113
Securities sold under agreements to repurchase	8,433,632	10,916,967
Accrued expense and other liabilities	8,187,322	9,060,161
Total liabilities	399,488,967	387,222,241
STOCKHOLDERS' EQUITY		
Common stock - $2.50 par value per share, 1,330,560 shares authorized, 1,330,338 shares issued and outstanding	3,325,845	3,325,845
Surplus	14,500,000	14,500,000
Retained earnings	35,560,524	34,045,240
Accumulated other comprehensive income (loss)	(2,401,451)	(2,810,206)
Total stockholders' equity	50,984,918	49,060,879
Total liabilities and stockholders' equity	$ 450,473,885	436,283,120

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Interest income			
Interest and fees on loans	$ 14,100,737	14,722,605	16,027,911
Interest on investment securities:			
Taxable	5,575,643	8,223,847	10,442,700
Exempt from federal and state income tax	431,597	293,049	278,908
Interest on federal funds sold	53,167	617,070	1,141,475
Other interest income	2,043	7,653	-
Total interest income	20,163,187	23,864,224	27,890,994
Interest expense			
Interest on deposits	4,957,500	6,812,012	8,550,628
Interest on federal funds purchased and securities sold under agreements to repurchase	39,592	325,213	669,239
Total interest expense	4,997,092	7,137,225	9,219,867
Net interest income	15,166,095	16,726,999	18,671,127
Provision for loan losses	780,890	563,178	560,590
Net interest income after provision for loan losses	14,385,205	16,163,821	18,110,537
Non-interest income			
Service charges on deposit accounts	4,155,103	4,331,617	4,293,946
Other service charges, commissions and fees	1,044,066	1,032,825	927,847
Other	925,622	1,628,511	908,763
Total non-interest income	6,124,791	6,992,953	6,130,556
Non-interest expense			
Salaries and employee benefits	7,654,312	6,806,340	6,377,824
Occupancy expense	3,205,066	2,737,432	2,434,926
Other	4,904,377	6,655,352	5,433,424
Total non-interest expense	15,763,755	16,199,124	14,246,174
Income before income taxes	4,746,241	6,957,650	9,994,919
Income taxes	1,435,000	2,228,000	3,272,000
Net income	$ 3,311,241	4,729,650	6,722,919
Net income per common share	$ 2.49	3.56	5.05

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Net income	$ 3,311,241	4,729,650	6,722,919
Other comprehensive income, net of tax:			
Unrealized gain (loss) on securities available-for-sale	(327)	185,862	56,849
Unrealized gain (loss) on pension plan assets	409,082	(2,499,326)	476,402
Comprehensive income	$ 3,719,996	2,416,186	7,256,170

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2009, 2008 and 2007

	Common Stock				Accumulated Other
	Shares Issued	Amount	Surplus	Retained Earnings	Comprehensive Income (Loss)
Balance January 1, 2007	1,330,338	$ 3,325,845	14,500,000	26,196,827	(1,042,236)
Net income	-	-	-	6,722,919	-
Cash dividends, $1.35 per share	-	-	-	(1,795,957)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $29,286	-	-	-	-	56,849
Change in unrealized gain (loss) on pension plan assets, net of taxes of $245,419	-	-	-	-	476,402
Balance, December 31, 2007, as originally reported	1,330,338	3,325,845	14,500,000	31,123,789	(508,985)
Prior period adjustment, net of taxes of $6,307 see Note 17	-	-	-	(12,243)	12,243
Balance, December 31, 2007, as restated	1,330,338	3,325,845	14,500,000	31,111,546	(496,742)
Net income	-	-	-	4,729,650	-
Cash dividends, $1.35 per share	-	-	-	(1,795,956)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of $95,747	-	-	-	-	185,862
Change in unrealized gain (loss) on pension plan assets, net of taxes of ($1,287,532)	-	-	-	-	(2,499,326)
Balance, December 31, 2008	1,330,338	3,325,845	14,500,000	34,045,240	(2,810,206)
Net income	-	-	-	3,311,241	-
Cash dividends, $1.35 per share	-	-	-	(1,795,957)	-
Change in unrealized gain (loss) on securities available-for-sale, net of taxes of ($168)	-	-	-	-	(327)
Change in unrealized gain (loss) on pension plan assets, net of taxes of $210,739	-	-	-	-	409,082
Balance, December 31, 2009	1,330,338	$ 3,325,845	14,500,000	35,560,524	(2,401,451)

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 3,311,241	4,729,650	6,722,919
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,446,905	1,214,757	985,111
Provision for loan losses	780,890	561,127	556,604
Writedowns on real estate owned	80	55,947	55,947
Pension expense	-	-	96,593
(Accretion) amortization of securities premium/discount	2,053	69,178	(200,283)
(Gain) loss on sale of assets	(47,279)	(356,283)	20,605
(Gain) on sale of securities	-	(117,392)	-
Noncash charitable donation	-	310,000	-
Decrease in accrued income	586,894	235,989	64,598
Reinvested earnings on securities	-	(61,649)	(873,951)
Decrease in interest payable	(413,805)	(140,185)	(807,947)
Other, net	(2,479,986)	(344,723)	794,279
Net cash provided by operating activities	3,186,993	6,156,416	7,414,475
CASH FLOWS FROM INVESTING ACTIVITIES:			
Net (increase) decrease in federal funds sold and securities purchased under agreements to resell	(5,411,000)	15,438,000	2,548,000
Proceeds from sales and maturities of securities available-for-sale	51,065,000	43,045,413	139,500,000
Purchase of securities available-for-sale	(54,156,709)	(33,919,423)	(91,994,215)
Proceeds from maturities of securities held to maturity	126,792,593	91,075,741	71,935,000
Purchase of securities held-to-maturity	(124,236,466)	(93,792,767)	(98,039,679)
Purchase of non-marketable equity securities	(300,000)	-	-
Net (increase) decrease in loans	(11,644,680)	1,983,719	(5,585,232)
Purchase of property and equipment	(475,507)	(4,168,409)	(3,176,080)
Proceeds from sale of assets	221,400	140,000	31,500
Net cash provided (used) by investing activities	(18,145,369)	19,802,274	15,219,294
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	15,622,900	(16,263,799)	(42,648,611)
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(2,483,335)	(10,101,519)	8,812,991
Dividends paid	(1,795,957)	(1,795,956)	(1,795,957)
Net cash provided (used) by financing activities	11,343,608	(28,161,274)	(35,631,577)
Net decrease in cash and due from banks	(3,614,768)	(2,202,584)	(12,997,808)
Cash and due from banks, beginning	18,065,881	20,268,465	33,266,273
Cash and due from banks, ending	$ 14,451,113	18,065,881	20,268,465

See accompanying notes to financial statements.

MERCHANTS & MARINE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009, 2008 and 2007

		2009	2008	2007
Supplemental disclosures of cash flow information:				
Cash paid during the year for:				
Interest	$	5,410,897	7,277,410	8,924,814
Income taxes		1,680,000	2,525,000	2,835,000

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:

Merchants & Marine Bancorp, Inc. (the "Bancorp") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Merchants & Marine Bank (the "Bank"). The Bancorp generates commercial, mortgage and consumer loans and receives deposits from customers located primarily in Jackson and George Counties in Mississippi. The Bancorp operates under a state bank charter and provides full banking services. As a state bank, the Bancorp is subject to regulation by the Mississippi Department of Banking and Consumer Finance and the Federal Deposit Insurance Corporation.

The Bancorp is locally owned and strongly community oriented. The Bancorp offers consumer and commercial loans and deposit services to individuals and small and middle market businesses in the Jackson and George County trade areas. The Bancorp's goal is to offer all the products and services of the larger banks and multi-bank holding corporations, while maintaining the personalized, local service of a community bank.

Basis of Consolidation:

The consolidated financial statements include the accounts of Merchants & Marine Bancorp, Inc. and its wholly-owned subsidiary, Merchants & Marine Bank, after elimination of all material intercompany transactions and balances.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the allowance for loan losses is a material estimate that is particularly subject to significant change in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bancorp's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bancorp to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents:

For the purpose of presentation in the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks.

Securities:

Securities have been classified into one of three categories: trading, held-to-maturity or available-for-sale. Management determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held-to-maturity when the company has the positive intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity or trading are classified as available-for-sale. The Bancorp had no trading securities during the three years in the period ended December 31, 2009. Held-to-maturity securities are stated at amortized cost. Debt and equity securities available-for-sale are stated at fair value with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity until realized.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Amortization, accretion and accrued interest are included in interest income on securities. Realized gains and losses and declines in fair value judged to be other-than-temporary are included in net security gains (losses). Gains and losses on the sale of securities available-for-sale are determined using the specific identification method.

The Bancorp also holds non-marketable securities. These securities are restricted and do not have readily determinable fair values. These securities are carried at their acquisition cost and are accounted for by the cost method.

Loans:

Interest on commercial and real estate mortgage loans is accrued and credited to income based on the principal amount outstanding. Unearned income on installment loans is credited to income based on a method that approximates the interest method. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. Upon such discontinuance, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

The Bancorp considers a loan to be impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect all amounts due, including principal and interest, according to the contractual terms of the loan agreement. A reserve is calculated for impaired loans based on the present value of the expected future cash flows or the loan's observable market price or on the fair value of the collateral if the repayment of the loan is expected to be provided solely by the collateral.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans (continued):

Loan origination fees are recognized as income when received. Revenue from these fees is not material to the financial statements.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the remaining loan balance will go uncollected. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bancorp does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income:

Comprehensive income includes net income and other comprehensive income which, in the case of the Bancorp, includes unrealized gains and losses on securities available-for-sale and also includes the gains or losses and prior service cost or credits that arise during the period related to the Bancorp's defined benefit pension plan but are not recognized as components of net periodic benefit cost. All items of comprehensive income are stated net of tax.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the term of the lease or the asset's useful life.

Other Real Estate Owned:

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of cost or fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and property held for sale is carried at the lower of the new cost basis or fair value less cost to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Income Taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred taxes on temporary differences are calculated at the currently enacted tax rates applicable to the period in which the deferred tax assets, liabilities, income or expense are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Goodwill:

Goodwill represents costs in excess of the fair value of net assets acquired in connection with purchase business combinations. The Bancorp tests its goodwill for impairment annually. If indicators of impairment were present in goodwill and undiscounted future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified. No impairment charges were recognized during the three years ended December 31, 2009.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Costs:

The Bancorp expenses all advertising costs in the period in which they are incurred. Advertising costs were not material in 2009, 2008 or 2007.

Fair Value Measurements:

On January 1, 2008, the Bancorp adopted new accounting guidance regarding fair value measurement standards, which clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. The new guidance describes the three levels of inputs that may be used to measure fair value:

- Level 1 inputs are unadjusted quoted prices in active markets for identical securities.
- Level 2 inputs include quoted prices for similar securities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the investments. Such inputs include market interest rates, volatilities and yield curves.
- Level 3 inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement including the reporting entity's own assumptions in determining the fair value of the investment.

NOTE 2. SECURITIES

The amortized cost of securities and their approximate fair values are as follows (dollars in thousands):

	December 31, 2009				December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale								
US Treasury securities	$ -	-	-	-	999	12	-	1,011
US Government Agency Funds	32,927	278	(27)	33,178	28,842	298	-	29,140
Equity securities	72	76	-	148	72	17	-	89
Total	$ 32,999	354	(27)	33,326	29,913	327	-	30,240
Held-to-maturity								
US Government Agency Funds	$ 123,670	1,043	(240)	124,473	137,196	2,432	-	139,628
State, county and municipal securities	20,287	630	(64)	20,853	9,314	196	(12)	9,498
Other securities	900	-	-	900	600	-	-	600
Total	$ 144,857	1,673	(304)	146,226	147,110	2,628	(12)	149,726

NOTE 2. SECURITIES (continued)

The amortized cost and estimated fair value of securities held-to-maturity and available-for-sale at December 31, 2009 by contractual maturity are as follows (dollars in thousands):

	Available-For-Sale		Held-To-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing in:				
One year or less	$ 11,076	11,217	3,419	3,553
After one year through five years	18,038	18,186	102,976	104,236
After five years through ten years	3,885	3,923	37,562	37,537
	$ 32,999	33,326	143,957	145,326

Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

There were no security sales in 2009, 2008 and 2007.

On March 25, 2008, Visa, Inc. completed its initial public offering ("IPO"). Prior to the IPO, the Bancorp owned 2,744 shares of Visa, Inc., which had been acquired through the years by participation in the VISA network. The Bancorp did not carry these shares as an asset on its balance sheet because there was no readily determinable market value for this investment, nor did the Bancorp have a basis in it. As a result of the Bancorp's participation in the IPO, the Bancorp received $45,413 under a mandatory partial redemption clause for 1,061 shares, plus 1,683 shares of the newly issued Visa, Inc. stock. These shares were valued at $42.80 per share, or $72,032 for the 1,683 shares received. The proceeds received by the Bancorp from the Visa IPO are included in the December 31, 2008 Consolidated Statement of Income under the caption "Other non-interest income."

Securities with a carrying value of approximately $101,375,000 and $68,125,000, respectively, were pledged at December 31, 2009 and 2008 to secure certain deposits.

Information pertaining to securities with gross unrealized losses at December 31, 2009 and 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position follows (dollars in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2009:						
US Government Agency Funds	$ 16,368	(247)	979	(20)	17,347	(267)
State, county and municipal securities	2,065	(64)	-	-	2,065	(64)
Total	$ 18,433	(311)	979	(20)	19,412	(331)

NOTE 2. SECURITIES (continued)

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
December 31, 2008:						
State, county and municipal securities	241	(12)	-	-	241	(12)
Total	$ 241	(12)	-	-	241	(12)

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and to the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bancorp to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2009, the 20 debt securities with unrealized losses have depreciated 1.72% from the Bancorp's amortized cost basis. These securities are guaranteed by either the U.S. Government or other governments. These unrealized losses relate principally to current interest rates for similar types of securities. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred and the results of reviews of the issuer's financial condition. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available-for-sale, no declines are deemed to be other-than-temporary.

The Bancorp also holds non-marketable equity securities. These securities are restricted and do not have readily determinable market values. These securities are carried at their acquisition cost and are accounted for by the cost method.

The acquisition cost of these non-marketable securities as of December 31, 2009 and 2008 are as follows:

	2009	2008
Beginning balance	$ 600,060	600,060
Purchases of non-marketable equity securities	300,000	-
Ending balance	$ 900,060	600,060

NOTE 3. LOANS

Loans outstanding at December 31, 2009 and 2008, by major lending classification, were as follows (in thousands):

		2009	2008
Loans secured by real estate:			
Construction	$	26,933	29,186
Farmland		1,517	629
Revolving, open-end secured by 1-4 family residential property		1,381	343
1-4 family residential properties		42,352	37,756
Multifamily (5 or more) residential properties		77	491
Nonfarm nonresidential properties		70,527	64,596
Commercial and industrial		26,743	23,709
Loans to individuals for household, family and other personal expenditures		35,535	37,823
Municipal and government		4,582	6,088
Other		610	904
	$	210,257	201,525

Changes in the allowance for loan losses as of December 31, 2009, 2008 and 2007 are as follows (in thousands):

		2009	2008	2007
Balance, January 1,	$	3,100	3,100	3,100
Recoveries		337	264	276
Loans charged off		(1,118)	(827)	(837)
Provision charged to operating expense		781	563	561
Balance, December 31,	$	3,100	3,100	3,100

The Bancorp's lending activities are concentrated in Jackson and George Counties in Mississippi.

Nonaccrual and renegotiated loans amounted to approximately 0.5%, 0.3% and 0.3% of total loans at December 31, 2009, 2008 and 2007 respectively. The amount of interest not accrued on these loans did not have a significant effect on earnings in 2009, 2008 or 2007.

The Bancorp's impaired loans amounted to approximately 0.86% of total loans at December 31, 2009 and 1.2% of total loans at December 31, 2008, and the related reserve amounts were not significant at those dates. Interest income was not recognized on these loans for the years ended December 31, 2009 and 2008.

Transfers from loans to other real estate amounted to approximately $2,135,000, $141,500 and $262,000 in 2009, 2008 and 2007, respectively.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008 are stated at cost less accumulated depreciation as follows (in thousands):

		2009	2008
Land and buildings	$	19,148	18,226
Furniture and equipment		5,104	4,906
		24,252	23,132
Accumulated depreciation		(7,473)	(6,028)
Net property and equipment		16,779	17,104
Construction in progress		-	646
	$	16,779	17,750

NOTE 5. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Bancorp's deferred tax assets and liabilities as of December 31, 2009 and 2008 are as follows (in thousands):

		2009	2008
Deferred tax assets:			
Provision for loan losses not currently deductible	$	862	862
Write-down of other real estate not currently deductible		113	113
Deferred compensation		1,592	1,675
Loan origination costs not currently deductible		329	388
Accrued interest on non-accrual loans		281	252
Underfunded pension		649	623
Losses on defined benefit plan assets		1,348	1,559
		5,174	5,472
Deferred tax liabilities:			
Book basis of fixed assets greater than tax		(2,847)	(2,433)
Discount accretion		(16)	(14)
Unrealized gains on securities available-for-sale		(111)	(111)
		(2,974)	(2,558)
Net deferred tax asset	$	2,200	2,914

NOTE 5. INCOME TAXES (continued)

Income taxes consisted of the following components as of December 31, 2009, 2008 and 2007 (in thousands):

		2009	2008	2007
Currently payable	$	1,519	2,334	2,373
Deferred		(84)	(106)	899
	$	1,435	2,228	3,272

Income taxes amounted to less than the amounts computed by applying the U.S. Federal income tax rate of 34% to income before taxes. The reasons for the differences as of December 31, 2009, 2008 and 2007 are as follows (in thousands):

	2009		2008		2007	
	Amount	%	Amount	%	Amount	%
Taxes computed at statutory rate	$ 1,614	34.0	2,366	34.0	3,398	34.0
Increase (decrease) in taxes resulting from:						
Tax exempt life insurance income (net of expense)	(61)	(1.3)	(61)	(0.9)	(51)	(0.5)
Tax exempt interest income	(141)	(3.0)	(99)	(1.4)	(86)	(0.9)
Miscellaneous	23	0.5	22	0.3	11	0.1
	$ 1,435	30.2	2,228	32.0	3,272	32.7

On January 1, 2008, the Bancorp adopted new accounting guidance that clarified the accounting for uncertain tax positions. The Bancorp determined that no adjustment was required to retained earnings due to the adoption of this new accounting guidance. There were no material uncertain tax positions at December 31, 2009. The Bancorp does not expect that unrecognized tax benefits will significantly increase or decrease within the next 12 months.

It is the Bancorp's policy to recognize interest and penalties accrued relative to unrecognized tax benefits in income tax expense. As of December 31, 2009, no interest or penalties were accrued on the Bancorp's consolidated balance sheet.

The Bancorp and its subsidiary file consolidated income tax returns with federal and Mississippi taxing authorities. Its filed income tax returns are no longer subject to examination by taxing authorities for years prior to 2005.

NOTE 6. DEPOSITS

Deposit account balances at December 31, 2009 and 2008 are summarized as follows (in thousands):

	2009	2008
Non-interest bearing	$ 77,614	80,738
Interest bearing demand	155,140	134,341
Savings	44,007	41,272
Certificates of deposit	106,107	110,894
	$ 382,868	367,245

Certificates by contractual maturity, as of December 31, 2009 (in thousands):

2010	$ 78,043
2011	10,093
2012	3,074
2013	1,257
2014	8,780
Thereafter	4,860
	$ 106,107

Certificates of deposit in excess of $100,000 aggregated approximately $54,494,000 and $53,302,000 at December 31, 2009 and 2008, respectively. Interest expense on these certificates amounted to approximately $1,576,000 and $2,141,000 for the years ended December 31, 2009 and 2008, respectively.

Overdrawn demand deposits reclassified as loans totaled approximately $599,000 and $894,000 at December 31, 2009 and 2008, respectively.

NOTE 7. LINES OF CREDIT

The Bancorp has established various lines of credit with financial institutions, allowing for maximum borrowings of $25,500,000 at rates determined by the lender when borrowed. At December 31, 2009 and 2008, the Bancorp had no outstanding balance on these lines of credit.

NOTE 8. EMPLOYEE BENEFIT PLANS

The Bancorp has a non-contributory pension plan covering all employees who qualify under length of service and other requirements. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and average earnings for the five consecutive plan years which produce the highest average. Data relative to the pension plan as of December 31, 2009, 2008 and 2007 follows (in thousands):

	December 31,				
	2009		2008		2007
Reconciliation of benefit obligation:					
Projected benefit obligation at beginning of period	$ 9,662		8,865		8,789
Service cost	320	*	326	*	267
Interest cost	587	*	632	*	471
Actuarial (gain) loss	439		426		(240)
Distributions	(348)	*	(587)	*	(422)
Projected benefit obligation at end of period	10,660		9,662		8,865
Accumulated benefit obligation at end of period	9,750		8,599		7,908
Reconciliation of plan assets:					
Fair value of plan assets at beginning of plan year	7,830		10,887		10,185
Actual return (loss) on plan assets	1,355	*	(2,369)	*	1,227
Benefit payments	(348)	*	(587)	*	(421)
Expenses	(84)		(101)		(104)
Fair value of plan assets at end of measurement year	8,753		7,830		10,887
Funded status, included in other assets	(1,907)		(1,832)		2,022
Unrecognized net loss	3,965		4,585		816
Prepaid pension cost	$ 2,058		2,753		2,838

* Includes adjustments for transition of measurement date from November 1 to December 31, see note 17.

NOTE 8. EMPLOYEE BENEFIT PLANS (continued)

	December 31,		
	2009	2008	2007
Net periodic pension expense:			
Service cost	$ 320	279	267
Interest cost	587	542	471
Actual (gain) loss on plan assets	(549)	(747)	(698)
Amortization of (gain) loss	336	-	56
Net periodic pension cost	$ 694	74	96

The accumulated benefit obligation for the defined benefit plan was $9,749,511 and $8,598,904 at December 31, 2009 and 2008, respectively.

Rate assumptions:	2009	2008	2007
Discount rate	5.77%	6.23%	6.26%
Long term rate of investment return	7.75%	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The investment portfolio objective is to seek a balance of investment risk and return by investing in fixed income and equities using tactical asset allocation. In addition, the portfolio seeks to meet current beneficiary liabilities while at the same time grow the principal of the portfolio through price appreciation, dividend income and interest income. The Bancorp's Pension Plan Investment Committee, in establishing these objectives, acknowledges that any investment other than cash entails a risk of loss of principal value, but expects the evaluation of the risk to the potential return to be a significant factor in the selection of the investment assets. The Bancorp's asset allocation targets are 30% fixed income and 70% equity with no more than 15% of the total equity investment concentrated in international investments.

The fair values of the Bancorp's pension plan assets at December 31, 2009 by asset category are as follows:

	Total	Level 1	Level 2	Level 3
Asset category:				
Cash and cash equivalents	$ 105,660	105,660	-	-
Equity securities:				
US Companies	3,290,409	3,170,649	119,760	-
International companies	136,833	136,833	-	-
Fixed income securities:				
US Government securities	54,482	-	54,482	-
Corporate bonds	94,213	-	94,213	-
Mutual funds	5,071,667	5,071,667	-	-
Total pension plan assets	$ 8,753,264	8,484,809	268,455	-

Although the Bancorp estimates there will be no contribution required for 2010, the Bancorp anticipates making a contribution.

NOTE 8. EMPLOYEE BENEFIT PLANS (continued)

The following benefit payments which reflect expected future service, as appropriate, are expected to be paid:

2010	$ 479,326
2011	509,970
2012	535,641
2013	631,887
2014	653,203
2015-2019	4,099,155

The Bancorp has a 401(k) retirement plan which covers all employees who have completed one year of service of 1,000 hours or more and have attained the age of 21. The employees may voluntarily contribute up to 20% of their wages to the plan on a tax-deferred basis subject to IRS limitations. The Bancorp contributes a matching fifty percent (50%) of the first six percent (6%) of employee contributions. The Bancorp's contribution to the plan was $122,635, $115,068 and $110,137 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 9. REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation ("FDIC"). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank and the financial statements.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of December 31, 2009, the Bank meets all the capital adequacy requirements to which it is subject.

As of December 31, 2009, the Bank was well capitalized under the regulatory framework for prompt corrective action according to the most recent notification from the FDIC. To remain categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

NOTE 9. REGULATORY CAPITAL (continued)

The Bank's actual and required capital amounts and ratios as of December 31, 2009 and 2008 are as follows (in thousands):

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2009:						
Total Capital (to Risk-weighted Assets)	$ 50,229	20.18%	21,659	8.00%	27,074	10.00%
Tier I Capital (to Risk-weighted Assets)	52,160	19.03%	10,830	4.00%	16,244	6.00%
Tier I Leverage Capital	52,160	11.53%	18,100	4.00%	22,624	5.00%
December 31, 2008:						
Total Capital (to Risk-weighted Assets)	53,920	21.87%	19,720	8.00%	24,650	10.00%
Tier I Capital (to Risk-weighted Assets)	50,838	20.62%	9,860	4.00%	14,790	6.00%
Tier I Leverage Capital	50,838	10.94%	18,595	4.00%	23,244	5.00%

NOTE 10. RELATED PARTIES

The Bancorp has entered into transactions with its officers, directors, significant stockholders and their affiliates (Related Parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. A summary of the 2009, 2008 and 2007 activity with respect to loans to and deposits from related parties follow (in thousands):

	2009	2008	2007
Loans:			
Balance, January 1	$ 2,041	1,620	1,243
New loans	2,713	578	478
Payments	(1,809)	(157)	(101)
Balance, December 31	$ 2,945	2,041	1,620
Deposits:			
Balance, January 1	$ 3,326	4,175	4,162
Net change	1,686	(849)	13
Balance, December 31	$ 1,640	3,326	4,175

During the ordinary course of business, the Bancorp may purchase goods and services from companies that have a relationship with individuals who are considered related parties to the Bancorp. Significant transactions of this type include the purchase of legal services, consulting services and outsourced internal auditing services.

NOTE 10. RELATED PARTIES (continued)

During the years ended December 31, 2009, 2008 and 2007, the Bancorp paid $244,215, $243,689 and $241,740 in fees to a law firm of which one of the partners is a member of the Bancorp's Board of Directors.

The Bancorp's Chairman serves as the Bancorp's nominee to Mississippi National Banker's Bank headquartered in Jackson, Mississippi and serves on the Board of Mississippi National Banker's Bank. The Mississippi National Banker's Bank acts like a cooperative, providing banking services and products to community banks throughout the State of Mississippi. The Chairman has ownership of ten (10) shares of Mississippi National Banker's Bank stock, which is required to serve on the Board of Directors. The shares are subject to an irrevocable option to purchase granted to the Bancorp, and upon his leaving the Board of Directors of the Mississippi National Banker's Bank, the ten (10) shares would immediately be transferred to the Bancorp. The Bancorp, a founding member of Mississippi National Banker's Bank, owns 2,505 shares of Mississippi National Banker's Bank stock. During the years ended December 31, 2009, 2008 and 2007, the Bancorp paid $30,969, $19,346, and $12,847, respectively, in fees to Mississippi National Banker's Bank for correspondent services.

In January 2005, the Bancorp entered into a consulting arrangement with one of its directors. A maximum of $47,100 in consulting fees (plus expenses) may be paid under the arrangement annually. This arrangement ended on December 31, 2008. The Bancorp incurred $47,662 and $48,028 under this consulting arrangement during the years ended December 31, 2008 and 2007, respectively.

NOTE 11. FAIR VALUE

Assets and liabilities measured at fair value on a recurring basis are summarized below (dollars in thousands).

	Total	Level 1	Level 2	Level 3
Assets at December 31, 2009:				
Securities available-for-sale:				
U.S. Government Agency funds	$ 33,178	-	33,178	-
Equity securities	148	148	-	-
Assets at December 31, 2008:				
Securities available-for-sale:				
US Treasury securities	$ 1,011	-	1,011	-
US Government Agency funds	29,140	-	29,140	-
Equity securities	89	89	-	-

The fair values of debt securities available-for-sale are generally determined by matrix pricing, which is widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

The fair values of equity securities available-for-sale are determined by quoted market prices.

NOTE 11. FAIR VALUE (continued)

The following represents assets and liabilities measeured at fair value on a non-recurring basis as of December 31, 2009 and 2008.

	Total	Level 1	Level 2	Level 3
Assets at December 31, 2009:				
Impaired loans	$ 1,803,326	-	-	1,803,326
Assets at December 31, 2008:				
Impaired loans	$ 2,412,505	-	-	2,412,505

Impaired loans are loans for which it is probable the Bancorp will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Specific allowances for impaired loans are based on the fair value of the collateral.

Nonfinancial assets and liabilities measured at fair value on a recurring basis are summarized below:

	Total	Level 1	Level 2	Level 3
Assets at December 31, 2009:				
Other real estate owned	$ 2,194,611	-	-	2,194,611

The fair value of other real estate owned is based primarily on independent appraisals, less costs to sell. The appraisals are generally discounted based on management's historical knowledge, changes in market conditions from the time of valuation and/or management's expertise and knowledge of the client and client's business.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold:

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities:

Fair values for investment securities are based on quoted market price, where available. If quoted market prices are not available, fair values are based on quoted market prices for similar securities.

Loans:

Fair value for loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Deposits:

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Securities Sold Under Agreements to Repurchase:

The carrying amount is a reasonable estimate of fair value.

The estimated fair values of the Bancorp's financial instruments are as follows at December 31, 2009 and 2008 (in thousands):

	2009		2008	
	Carrying Amount	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and federal funds sold	$ 30,774	30,774	29,105	29,105
Securities:				
Available-for-sale	33,326	33,326	30,240	30,240
Held-to-maturity	143,957	145,326	146,510	149,125
Non-marketable	900	900	600	600
Loans, net of allowance	207,113	206,563	198,383	201,570
Financial liabilities:				
Deposits	382,868	382,586	367,245	370,312
Federal funds purchased and securities sold under agreements to repurchase	8,434	8,434	10,917	10,917

NOTE 12. CONCENTRATIONS OF CREDIT

All of the Bancorp's loans, commitments, commercial and standby letters of credit have been granted to customers in the Bancorp's market area. The concentrations of credit by type of loan are set forth in Note 3. Commercial and standby letters of credit were granted primarily to commercial borrowers. Regulations limit the amount of credit the Bancorp can extend to any single borrower or group of related borrowers.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bancorp is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which are not reflected in the accompanying financial statements until they are funded or related fees are incurred or received.

NOTE 13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Bancorp's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and may require collateral or other credit support for financial instruments with credit risk. These obligations are summarized below as of December 31, 2009 and 2008 (in thousands):

		2009	2008
Commitments to extend credit	$	27,516	20,370
Standby letters of credit		257	192

Commitments to extend credit are agreements to lend to a customer as long as conditions established in the agreement have been satisfied. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments often expire without being fully drawn, the total commitment amounts do not necessarily represent future cash requirements. The Bancorp continually evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bancorp upon extension of credit, is based on management's credit evaluation of the counterparty. Standby letters of credit are conditional commitments issued by the Bancorp to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending a loan.

The Bancorp had due from bank balances in excess of the $250,000 federal insurance limit with the following banks as of December 31, 2009 (in thousands):

Mississippi National Banker's Bank	$ 58

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Bancorp is a defendant in legal actions arising from its normal business activities. Management, on advice from counsel, believes that those actions are without merit or that the ultimate liability resulting from them, if any, will not materially affect the Bancorp's financial position.

The Bancorp acquires space for several of its ATMs under operating leases that are currently under month-to-month terms. In the past, the Bancorp has also leased buildings and land under operating leases. Lease expense under operating leases was approximately $24,000, $56,000 and $65,000 during the years ended December 31, 2009, 2008 and 2007, respectively.

Because the Bancorp’s operating leases are presently under month-to-month terms, there are no future minimum payments required under non-cancelable leases, as of December 31, 2009.

NOTE 15. RECLASSIFICATION

Certain reclassifications were made to prior year financial statements in order to conform to the 2009 financial statements presentation.

NOTE 16. FORMATION OF HOLDING COMPANY

On February 5, 2008, the Bank entered into an agreement with Merchants and Marine Bancorp, Inc., a bank holding company organized under laws of the State of Mississippi. Under the agreement, all of the outstanding shares of the Bank's common stock were exchanged for shares of the Bancorp. This Share Exchange was consummated on April 24, 2008, and the Bancorp became a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is subject to regulation by the Mississippi Department of Banking and Consumer Finance and the Board of Governors of the Federal Reserve Bank.

The 2009 financial information presented in these financial statements includes the consolidated data of both the Bank and the Bancorp. Any financial information presented for periods prior to 2008 includes only the Bank, since the Bancorp did not exist prior to 2008.

NOTE 17. PRIOR PERIOD ADJUSTMENT

Pursuant to Accounting Standards Codification Topic 715, the Bank was required to change the measurement date in determining pension obligations from October 31 to December 31 to coincide with its fiscal year end. As a result, the change in pension obligation occurring between November 1, 2007 and December 31, 2007 was included in the Bank's books as a prior period adjustment. Pertinent information follows:

Increase in pension obligations during the period	
November 1, 2007 - December 31, 2007	$ 18,550
Tax savings	(6,307)
Net prior period adjustment	$ 12,243

NOTE 18. SUBSEQUENT EVENTS

The Bancorp has evaluated subsequent events through February 12, 2010, the date of issuance of the financial statements.

MERCHANTS & MARINE BANCORP, INC.
SUMMARY OF OPERATIONS
Quarterly Financial Data (unaudited)

Quarterly financial data are summarized below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(all amounts in thousands, except per share data)			
For the year ended December 31, 2009:				
Interest income	$ 5,212	4,940	4,988	5,023
Interest expense	1,352	1,328	1,226	1,091
Net interest income	3,860	3,612	3,762	3,932
Provision for loan losses	74	60	304	343
Net interest income after provision for loan losses	3,786	3,552	3,458	3,589
Non-interest income	1,420	1,653	1,629	1,423
Non-interest expense	4,101	3,892	3,951	3,820
Income before income taxes	1,105	1,313	1,136	1,192
Income taxes	336	500	270	329
Net income	$ 769	813	866	863
Net income per common share	$ 0.58	0.61	0.65	0.65
For the year ended December 31, 2008:				
Interest income	$ 6,264	6,029	5,836	5,735
Interest expense	2,064	1,800	1,659	1,614
Net interest income	4,200	4,229	4,177	4,121
Provision for loan losses	(51)	124	173	317
Net interest income after provision for loan losses	4,251	4,105	4,004	3,804
Non-interest income	1,676	1,891	1,649	1,777
Non-interest expense	4,016	4,283	4,146	3,754
Income before income taxes	1,911	1,713	1,507	1,827
Income taxes	492	659	477	600
Net income	$ 1,419	1,054	1,030	1,227
Net income per common share	$ 1.07	0.79	0.77	0.93

MERCHANTS & MARINE BANCORP, INC.
SUMMARY OF OPERATIONS
Years Ended December 31,

	2009	2008	2007	2006	2005
Interest income	$ 20,163,187	23,864,224	27,890,994	25,198,321	17,360,066
Interest expense	4,997,092	7,137,225	9,219,867	7,014,461	3,761,872
Net interest income	15,166,095	16,726,999	18,671,127	18,183,860	13,598,194
Provision for loan losses	780,890	563,178	560,590	318,120	1,149,096
Net interest income after provision for loan losses	14,385,205	16,163,821	18,110,537	17,865,740	12,449,098
Non-interest income	6,124,791	6,992,953	6,130,556	5,613,823	5,156,216
Non-interest expense	15,763,755	16,199,124	14,246,174	13,436,503	12,455,940
Income before income taxes	4,746,241	6,957,650	9,994,919	10,043,060	5,149,374
Income taxes	1,435,000	2,228,000	3,272,000	3,187,000	1,564,000
Net income	$ 3,311,241	4,729,650	6,722,919	6,856,060	3,585,374
Net income per common share	$ 2.49	3.56	5.05	5.15	2.70
Dividends per common share	$ 1.35	1.35	1.35	1.25	1.15

MERCHANTS & MARINE BANCORP, INC.
FINANCIAL HIGHLIGHTS

	IN THOUSANDS AS OF DECEMBER 31,				
	2009	2008	2007	2006	2005
BALANCE SHEET:					
Total assets end of year	$ 450,474	436,283	459,533	487,719	485,590
Loans, net	207,113	198,383	200,812	196,024	168,977
Securities	178,183	177,350	183,367	203,608	222,551
Deposits	382,868	367,245	383,423	426,071	420,080
Stockholders' equity	50,985	49,061	48,441	42,980	38,594
INCOME STATEMENT:					
Interest income	20,163	23,864	27,891	25,198	17,360
Interest expense	4,997	7,137	9,220	7,014	3,762
Net interest income	15,166	16,727	18,671	18,184	13,598
Provision for possible loan losses	781	563	561	318	1,149
Net interest income after provision for possible loan losses	14,385	16,164	18,110	17,866	12,449
Non-interest income	6,125	6,993	6,131	5,614	5,156
Non-interest expense	15,764	16,199	14,246	13,437	12,456
Net income	3,311	4,730	6,723	6,856	3,585
Cash dividends declared	1,796	1,796	1,796	1,663	1,530
PER SHARE DATA:					
Net income	2.49	3.56	5.05	5.15	2.70
Cash dividends	1.35	1.35	1.35	1.25	1.15
Book value	38.32	36.88	36.41	32.31	29.01
RATIOS:					
Return on average equity	6.67	9.44	14.73	16.60	9.54
Return on average assets	0.72	1.01	1.35	1.38	1.08
Capital to assets	11.32	11.25	10.47	8.81	7.95
Dividends declared as percentage of income	54.24	37.97	26.71	24.25	42.68

PHONE 228 • 762 • 3311
3118 PASCAGOULA STREET
PASCAGOULA, MS 39567


M&M
MERCHANTS & MARINE
BANCORP, INC.

FAX 228 • 934 • 1346
P.O. BOX 729
PASCAGOULA, MS 39568 • 0729

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Merchants & Marine Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Merchants & Marine Bancorp, Inc. management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, we believe that, as of December 31, 2009, the company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Royce Cumbest
Chief Executive Officer
February 12, 2010

Forward-looking Statements

This Annual Report contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of Merchants & Marine Bancorp, Inc. (the "Company"). Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modification or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. The words "expect," "intend," "should," "may," "could," "believe," "suspect," "anticipate," "seek," "plan", "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical fact may also be considered forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Risks and uncertainties that could cause actual results to differ materially include, those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, and without limitation, (i) the Company's ability to effectively execute its business plans; (ii) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (iii) rapid fluctuations or unanticipated changes in interest rates; (iv) continuation of the historically low short-term interest rate environment; (v) increased competition with other financial institutions in the markets that the Company serves; (vi) continuing consolidation in the financial services industry; (vii) losses, customer bankruptcy, claims and assessments; (viii) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy; and (ix) changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies.

Formation of Holding Company

On April 24, 2008, the Company consummated its acquisition of 100% of the outstanding shares of Merchants & Marine Bank (the "Bank") common stock pursuant to the terms of an Agreement and Plan of Share Exchange, dated as of February 5, 2008, by and between the Company and the Bank. In connection with the Share Exchange, the holders of Bank common stock exchanged their shares of Bank common stock for a like number of shares of Company common stock. Following consummation of the Share Exchange, the Company is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, and is subject to regulation by the Board of Governors of the Federal Reserve Bank. The common stock of the Bank constitutes substantially all of the assets of the Company. The Company has no other subsidiaries and the Bank accounts for substantially all of the Company's assets, liabilities, income and expenses.

Executive Summary

The Company is a one bank holding company which acquired 100% of the Bank's common stock on April 24, 2008 and is the successor issuer to the Bank pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended. The Bank, a state-chartered institution since 1932, is a full service, federally insured bank serving Jackson and George Counties, Mississippi. The main office of the Bank is located in Pascagoula. Branch offices are located in Moss Point, Gautier, Escatawpa, Ocean Springs, Wade, Hurley, St. Martin, and Lucedale. The Bank offers commercial and individual financial services consisting of business and personal checking accounts, certificates of deposit, various forms of real estate, commercial and industrial and personal consumer financing. *U.S. Banker* magazine has ranked the Bank as one of the Top 200 Community Banks in the nation and Bauer Financial has given the Bank a 5-Star rating for the 65th consecutive quarter indicating that Merchants & Marine Bank is one of the strongest banks in the nation. The Company is subject to regulation, supervision, and examination by the Mississippi Department of Banking and Consumer Finance, the SEC, the Federal Reserve and the FDIC. At December 31, 2009, the Company's assets totaled $450 million and it employed 141 persons on a full-time equivalent basis.

Hurricane Katrina hit the Gulf Coast on August 29, 2005. Katrina's widespread devastation has been felt in the years since the disaster and will likely be felt for years to come. Some of the many challenges facing our service area include insurance availability and settlements, housing, building code changes, flood elevation revisions, population shifts, and business and staffing needs.

Katrina also had its effects on the Company's financial statements. The Company experienced an unusual growth in deposits, which regulators have advised occurs after such disasters. Management believed that many of these funds would be short term in nature. Beginning in the last two quarters of 2007, and throughout 2008 and 2009, as businesses and homes have been rebuilt, these deposit dollars have begun to be utilized for recovery purposes and deposit growth has leveled off.

Earnings Highlights

The Company's net income for 2009 was $3,311,000, a decrease of 30.0% from $4,730,000 for the year 2008, and a decrease of 29.6% when compared to 2007 year-end results. The decline in net income is primarily due to the historically low interest rate cycle being experienced over this two year period. The following discussions, tables, and the accompanying financial statements presented outline the change in earnings from 2009 to 2008 to 2007. Return on average assets for 2009 was 0.73%, compared to 1.0% for 2008 and 1.4% in 2007. Return on average equity was 6.7%, 9.4% and 14.7%, in 2009, 2008 and 2007, respectively. Earnings per share were $2.49, $3.56, and $5.05, in 2009, 2008 and 2007, respectively.

Earning Assets

A detailed comparison the Company's average earning assets and non-earning assets for the years 2009, 2008 and 2007 is presented in Table 1 of this report. The Company's earning assets include loans, investments, and federal funds sold. Average earning assets for 2009 totaled $407,522,000, compared to $412,832,000 for 2008, and $441,485,000 for 2007, a decrease of 1.3%, 6.5% and 0.5% in 2009, 2008 and 2007, respectively. Average net loans increased by $9,689,000 or 4.9% in 2009, and decreased by $4,158,000 or 2.0% in 2008, compared to an increase of $17,878,000 or 9.6% in 2007. Average securities decreased by $19,509,000, or 10.4%, $28,339,000, or 13.1% and $23,852,000, or 10.0% in 2009, 2008 and 2007, respectively. Average federal funds sold increased by $4,510,000, or 17.2%, $3,844,000, or 17.2% and $3,884,000, or 20.9% at year-end 2009, 2008 and 2007, respectively. A detailed comparison of the Company's average earning assets for the years 2009, 2008, and 2007 is presented in Table 1 of this report.

Net Interest Income

The major source of the Company's income comes from gathering funds from deposit sources and investing them in loans and securities. Net interest income is the revenue generated from earning assets less the cost of interest paid on deposits and other interest bearing liabilities. Balancing interest rate, credit, liquidity, and capital risks, while managing its assets and liabilities to maximize income growth is the Company's primary long-term objective.

A company's net interest margin is a prime indicator of its profitability. The net interest margin reflects the spread between interest earning asset yields and interest bearing liability costs and the percentage of interest earning assets funded by interest bearing liabilities. The net margin, on a tax equivalent basis, was 3.4%, 3.6%, and 3.8%, at year-end 2009, 2008 and 2007, respectively. Tax equivalent net interest income decreased by 8.2% and 10.4% at year-end 2009 and 2008, respectively, compared to an increase of 2.7% in 2007.

Average net loans increased by $9,689,000 or 4.9%, and loan interest income decreased $622,000 or 4.2% at year-end 2009. Average net loans decreased by $4,158,000, or 2.0%, and loan interest income decreased $1,305,000, or 8.1% at year-end 2008. Average net loans increased by $17,878,000 in 2007, and loan interest income increased by $2,466,000, or 18.2%. The decrease in loan income in 2009 is a result of lower yields. The decrease in loan volume in 2008 is result of lower volumes and rates. The loan income increase in 2007 is attributed to larger volumes, higher rates earned, and the recovery of approximately $580,000 in interest on two large loans that were previously charged-off. Yields on taxable securities decreased as market rates were lower in 2009 and 2008, compared to 2007. Yields on tax-exempt securities decreased by 37 basis points as maturing securities were reinvested in lower rate securities. The average volume of all securities decreased by 10.4% in 2009 when compared to 2008, and total securities income decreased by $2,479,000, or 29.1% due to decreased volumes and rates in 2009. The decrease in securities volume was a result of these dollars being used to fund the increases in loans. The average balance of federal funds sold increased by $4,510,000 or 17.2% for 2009 when compared to 2008. Yields on these funds decreased 218 basis points from year-end 2009 to 2008, resulting in income from these funds decreasing by 91.4%.

Total average deposits decreased by $6,876,000 or 1.8% when comparing 2009 to 2008, and by $36,514,000, or 8.6% when comparing 2008 to 2007. A major reason for the large decrease in deposits in 2008 was the loss in public fund balances from the prior year. Public funds are awarded on a highest bid basis, and the Company received a reduced allocation for 2008 from one public entity. As businesses and homes have been rebuilt, deposits have decreased and management believes a leveling effect in deposits has begun to take place. Total average interest bearing liabilities decreased 14.9% in 2009, and 4.6% in 2008, compared to increases of 3.9% in 2007. Rates paid on these funds decreased by 42 basis points in 2009, and 55 basis points in 2008, compared to an increase of 61 in 2007. The decrease in rates paid along with the decreased volumes resulted in decreases in interest expense of 30.0% and 22.6% in 2009 and 2008, compared to an increase of 31.5%, in 2007. Average interest bearing checking, MMF, and savings accounts average balances decreased by 21.2%, 9.8% and 4.8% in 2009, 2008 and 2007, respectively. Interest expense on these deposits decreased 30.6% and 30.0% in 2009 and 2008, compared to an increase of 14.0% in 2007. Rates paid on these funds decreased by 18 basis points in 2009. Average time deposit balances decreased by 0.9%, 5.1% and 22.9%, in 2009, 2008 and 2007, respectively. The average rate paid on these funds was 2.9% in 2009, 3.8% in 2008, and 4.5% in 2007. Interest expense on time deposits decreased 24.9% in 2009, and 11.8% in 2008, compared to an increase of 40.4% in 2007. The decreases in 2009 and 2008 were due to decreased rates, while the increase in 2007 was due to increased volumes and rates paid on these funds. Average federal funds purchased and securities sold under agreements to repurchase decreased in 2009 by 35.2% and in 2008 by 2.5%, compared to an increase of 17.9% in 2007. Rates on these funds decreased 140 and 175 basis points, in 2009 and 2008, compared to an increase of 187 basis points in 2007. Interest expense on these funds decreased by 87.7% in 2009 and 51.4% in 2008, due to lower volumes and rates paid, compared to an increase of 155.3% in 2007. Tables 1 and 2 provide more information on the Company's net interest income and rate and volume variances.

Interest Rate Sensitivity

Managing the interest rate risk of the Company is an integral part of the financial success of the Company. The process of interest rate risk management includes the monitoring of each component of the balance sheet and its sensitivity to interest rate changes. Management monitors the day-to-day exposure to changes in interest rates in response to loan and deposit flows and makes adjustments accordingly.

The Company uses an earnings forecast model that simulates multiple interest rate scenarios and the effects on the Company's net margin, in addition to using traditional gap tables. The model analyzes the earnings risk by revealing the probability of reaching future income levels based on balance sheet changes caused by interest rate fluctuations. The model and traditional gap analysis indicate the Company is liability sensitive, which means that in a rising rate environment, the Company's net interest margin will decrease. See Table 14 for a detailed analysis of the Company's interest rate sensitivity.

The Company's operations are not ordinarily impacted by inflationary factors. However, because the Company's assets are largely monetary in nature, its operations are subject to changes in interest rates.

Loans

One of the largest components of the Company's earning assets is its loan portfolio. Loans are the highest yielding asset category and also contain the largest amount of risk. Meeting the credit needs of Jackson and George Counties, with special emphasis on consumer and small business loans, continues to be the primary goal of the Company.

Average loans, net of unearned income, as a percentage of average earning assets, was 51.2%, 48.3% and 46.1%, for the years 2009, 2008 and 2007, respectively. The average loan to deposit ratio was 54.6% at year-end 2009, 51.2% at year-end 2008, and 47.8% at year-end 2007. Average net loans increased by $9,689,000 or 4.9% when comparing 2009 to 2008, and decreased by $4,158,000, or 2.0% when comparing 2008 to 2007 and $17,878,000, or 9.6% when comparing 2007 to 2006.

Loan growth in the real estate portfolio resulted in an increase in loans secured by real estate from $124,015,000 at year-end 2007, to $133,001,000 at year-end 2008, and to $142,787,000 at year-end 2009. Commercial and industrial loans and loans to municipal and local governments totaled $31,325,000, $29,800,000 and $46,711,000, at year-end 2009, 2008 and 2007, respectively. Consumer loans decreased to $35,535,000 in 2009 and increased to $37,780,000 in 2008 from $32,388,000 in 2007. Other loans decreased by $295,000 in 2009 and increased by $106,000 in 2008 when compared to 2007.

See Table 6 of this report for comparison of the loan portfolio composition.

Allowance for Loan Losses

Historical losses, trends and management's opinion of the adequacy of the allowance for loan losses ("ALL") determine the allocations made to the loan loss reserve. Management considers the following factors in determining the adequacy of the allowance: 1) periodic reviews of individual credits, 2) gross and net charge-offs, 3) loan portfolio growth, 4) historical levels of the allowance to total loans, 5) the value of collateral securing loans, 6) the level of past due and non-accruing loans, and 7) current and future economic conditions and their potential impact on the loan portfolio.

The allowance to total loans was 1.5% at year-end 2009, 1.5% at year-end 2008, and 1.5% at year-end 2007.

The Company immediately charges off any loan when it is determined to be uncollectible. However, experience shows that certain losses exist in the portfolio have not been identified. The allowance is allocated to absorb losses on all loans and is not restricted to any one group of loans. Company management has determined that the balance of the allowance for loan losses is adequate to cover potential future losses. The provision for loan losses totaled $781,000for year-end 2009, $563,000 for year-end 2008, and $560,000 for year-end 2007. If economic conditions deteriorate beyond management's current expectations, an increase to the provision for loan losses may be necessary. See Tables 8 and 9 for a detailed analysis of the Company's allowance for loan losses.

Critical Accounting Policies

The accounting principles the Company follows and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of the Company's ALL, the Company has made judgments and estimates, which have significantly impacted our financial position and results of operations.

Company management assesses the adequacy of the ALL prior to the end of each quarter. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions: (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; and (2) an unallocated amount representative of inherent loss, which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

The Company establishes the allocated amount separately for two different risk groups: (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). The allocation for unique loans is done primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with regulators, historical and current economic conditions and our independent loan review process. Management estimates losses on impaired loans based on estimated cash flows at the loan's original effective interest rate or the underlying collateral value. Estimated loss ratios are also assigned to our consumer portfolio. However, the estimated loss ratios for these homogenous loans are based on the historical loss rates of the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to exact mathematical calculation. The Company uses the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience in the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After assessing applicable factors, management evaluates the aggregate unallocated amount based on its experience.

The resulting ALL balance is then tested by comparing the balance in the allowance account to historical trends and peer information. Management then evaluates the result of the procedures performed, including the testing results, and concludes on the appropriateness of the balance of the ALL in its entirety. The Company's independent loan reviewer and the audit committee of our board of directors review the assessment prior to the filing of quarterly financial information.

In assessing the adequacy of the ALL, the Company also relies on an ongoing loan review process. This process is undertaken to ascertain whether there are loans in the portfolio whose credit quality has weakened over time and to assist in the overall evaluation of the risk characteristics of the entire loan portfolio. The loan review process includes the judgment of management, the input from our independent loan reviewer, who is not an employee of the Company, and reviews that may have been conducted by regulatory agencies as part of their usual examination process. Management estimates losses on impaired loans based on estimated cash flows or fair value of underlying collateral.

Management believes the reserve is adequate at this time, based on a review of the portfolio and discussions with regulatory officials.

The Company does not use derivatives and therefore no allowance for such instruments is made on the Company's financial statements.

Asset Quality

Non-performing assets include non-accruing loans that are 90 days or more past due and other real estate acquired through foreclosure or property purchased by the Company for future Company expansion.

Total non-performing assets at year-end 2009 were $3,146,000, compared to $837,000 at year-end 2008, and $1,118,000 at year-end 2007. Non-performing assets, as a percentage of total loans, were 1.5% at year-end 2009, 0.4% at year-end 2008, and 0.5% at year-end 2007. Non-accrual loans and accruing loans over 90 days past due were $951,000, or 0.5%, $601,000, or 0.3%, and $712,000, or 0.3% of total loans, at year-end 2009, 2008, and 2007, respectively. Other real estate totaled $2,195,000, or 1.0% of total loans at year-end 2009, $236,000, or 0.1% of total loans at year-end 2008, and $406,000, or 0.2% of total loans at year-end 2007. The increase in non-performing assets was due to foreclosure on a large customer in the fourth quarter of 2009. See Table 10 for additional information concerning the Company's non-performing assets.

Securities Available for Sale and Investment Securities

The Company's securities portfolio is another large component of the Company's earning assets and had book values totaling $178,184,000, $177,348,000 and $183,367,000 for the years ending 2009, 2008 and 2007, respectively.

The securities portfolio is divided into two classifications, available for sale and held to maturity. The available for sale portion contains all securities which management believes could be subject to sale prior to their stated maturity. This category allows Company management to meet liquidity needs, as well as affording the Company the opportunity to take advantage of market shifts or anticipated changes in interest rates, yield curve changes, and intermarket spread relationships. This portion of the portfolio is also used to help manage the Company's interest rate and credit risks in the overall balance sheet. In accordance with Accounting Standards Codification Topic 320, securities in the available for sale category are accounted for at fair market value with unrealized gains or losses excluded from earnings and reported as a separate component of stockholder's equity until realized. Unrealized gains, net of taxes, of $215,000 and $216,000 were included in stockholder's equity at year-end 2009 and 2008, respectively. The held to maturity portion of the portfolio contains debt securities which the Company intends to hold until their contractual maturity date. These securities provide the Company with a long term, relatively stable source of income with minimal credit risk. The securities in this category are carried at their amortized costs.

Yields on taxable securities decreased as market rates were lower in 2009 and 2008, compared to 2007. Yields on tax-exempt securities decreased by 37 basis points as maturing securities were reinvested in lower rate securities. The average volume of all securities decreased by 10.4% in 2009 when compared to 2008, and 13.1% in 2008 when compared to 2007, and total securities income decreased by $2,479,000, or 29.1% due to decreased volumes and rates in 2009. The decrease in securities volume was a result of these dollars being used to fund the increases in loans and decreases in deposits. The average balance of federal funds sold increased by $4,510,000, or 17.2% for 2009 when compared to 2008 and increased by $3,844,000, or 17.2% for 2008 when compared to 2007. Yields on these funds decreased 218 basis points from year-end 2009 to 2008, resulting in income from these funds decreasing by 91.4%. See Tables 4 and 5 for more information about the Company's securities portfolio composition yields and maturity distributions.

Deposits

The Company's primary funding source for loans and investments is its deposit base. Deposits consist of checking, savings, and certificates of deposit. The Company's ability to maintain a strong deposit base is of utmost importance in the growth and profitability of the institution. Managing the deposit mix and pricing is designed to be flexible, so that changes in interest rate movements and liquidity needs do not conflict or have an adverse effect on the Company's balance sheet. The Company relies on local consumer, retail, corporate and governmental agencies for its deposit base. Average total deposits decreased by $6,876,000 or 1.8%, and $36,514,000, or 8.6%, and $6,240,000, or 1.4%, in 2009, 2008 and 2007, respectively. The decline in average total deposits is primarily due to the loss in public fund balances from the prior year. See Tables 11 and 12 for more information about the Company's deposits and maturity distribution.

Liquidity

Liquidity for a financial institution can be expressed in terms of maintaining sufficient funds available to meet both expected and unanticipated obligations in a cost-effective manner. The Company closely monitors its liquidity position to ensure it has ample funds available to meet its obligations. The Company relies on maturing loans and investments, federal funds and its core deposit base to fund its day-to-day liquidity needs. By monitoring asset and liability maturities and the levels of cash on hand, the Company is able to meet expected demands for cash. The Company also has access to federal fund lines at correspondent banks and to an inventory of readily marketable government securities to meet unexpected cash needs. Average federal funds purchases and securities sold under agreement to repurchase represented 3.2%, 4.8% and 4.5% of total average deposits for the years 2009, 2008 and 2007, respectively. See Table 13 for more information concerning the Company's short-term borrowings.

Off Balance Sheet Arrangements

As of December 31, 2009, the Company had unfunded loan commitments outstanding of $27,516,000 and outstanding standby letters of credit of $257,000. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company has the ability to liquidate federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase federal funds from other financial institutions. The Company historically has been a net seller of federal funds. A detailed statement of cash flows can be found in the accompanying notes to the financial statements.

Contractual Obligations

The Company has certain contractual obligations that arise from its normal course of business. Each category of deposit represents an obligation to pay. While certain categories of deposits (e.g., certificates of deposit) have a contracted expiration date, checking accounts and savings are subject to immediate withdrawal. Table 15 and the notes to the financial statements detail the Company's deposit and lease contractual obligations.

The Company also has a defined benefit plan for substantially all of its employees, as well as former employees, who have retired from the Company; consequently, the Company is contractually obligated to pay these benefits to its retired employees. As of December 31, 2009, the plan was underfunded by $1,907,000, compared to an underfunded amount of $1,832,000 at year-end 2008. The underfunded status is the result of poor market conditions and the performance of the plan's investment assets. Management is monitoring the funded status of its defined benefit plan closely and is prepared to contribute additional funding to the plan if deemed necessary. See Notes to Financial Statements - Note 8. Employee Benefit Plans.

Risk-Based Capital/Stockholders' Equity

The Company has always placed a great emphasis on maintaining its strong capital base. The Company's management and Board of Directors continually evaluate business decisions that may have an impact on the level of stockholders' equity. It is their goal that the Company maintains a "well-capitalized" equity position. Based on the capital levels defined by regulators as part of the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991, a "well-capitalized" institution is one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, and a 5% leverage ratio. The Company's solid capital base is reflected in its regulatory capital ratios. The risk-based capital ratio was 20.1%, 21.9%, and 20.8%, at year-end 2009, 2008, and 2007, respectively. The Tier 1 risk-based was 19.1% at year-end 2009, 20.6% at year-end 2008, and 9.6% at year-end 2007. The leverage ratio was 11.5%, 10.9%, and 9.7%, at year-end 2009, 2008, and 2007, respectively.

The Company's capital ratios surpass the minimum requirements of 8.0% for the total risk-based capital ratio, 4.0% for Tier 1 risk-based capital ratio and 4.0% for the leverage ratio.

Stockholders' equity to total assets at year-end 2009, 2008 and 2007 was 11.3%, 11.3% and 10.5%, respectively.

Non-Interest Income

Non-interest income includes service charges on deposit accounts, safe-deposit box rent, check cashing fees, data processing income, commissions and charges, and other fees. Service charges on deposit accounts income decreased by 4.1% in 2009, compared to increases of 1.0% in 2008, and 9.9% in 2007. The decrease in 2009 is due to a reduction in the amount of non-sufficient fund charge income recognized in 2009, compared to 2008. Other service charges, commissions, fees, and non-interest income increased by 1.1%, 11.3%, and 10.2%, in 2009, 2008, and 2007, respectively.

With deposit related costs constantly increasing, the Company continues to analyze means to increase non-interest income and continues to seek new sources for additional fee income.

Non-Interest Expense

The Company's goal is to enhance customer service through efficient and effective delivery of its products and services. Enhancing operational resources, while containing overhead expenses, is a top priority of the Company. While interest expense is one of the largest expenses of the Company, employee's salaries, equipment and building expenses, legal fees, FDIC insurance, and other expenses combined make up the largest category of the Company's expenses. Proper management of these costs is extremely important to the profitability of the Company.

Salary and employee benefits expense increased 12.5%, 6.7%, and 6.4% in the years 2009, 2008, and 2007, respectively. The increase in 2009 is attributed to increases in employee raises and an increase in the defined benefit pension plan expense. Occupancy and equipment expense increased by $468,000 or 17.1%, $303,000 or 12.4% and $687,000, or 39.3% at year–end 2009, 2008 and 2007, respectively. The increase in 2009 is primarily a result of increases in property taxes, insurance, and depreciation of two new branch offices. The large increase in 2007 is attributed to the depreciation of the new main office, which began in 2007. Other expenses decreased by 26.3% in 2009 compared to an increase of 22.5% in 2008, and a decrease of 4.6% in 2007. The decrease in 2009 was due to a change in the computation of director's deferred compensation and a reduction in professional fees. Although there was a decrease in miscellaneous expenses at year-end 2009, the Company's FDIC insurance assessments increased significantly during 2009 compared to prior periods due to the FDIC's replenishment of its reserve funds. Increases in legal fees, consultant services, audit fees, and a charitable contribution of a piece of bank property, to the Ocean Springs School District, account primarily for the increase in other expenses in 2008. The decrease in other expenses in 2007 when compared to 2006 was attributed, to among others, decreases in expenses related to director deferred compensation, advertising, and consumer demand deposit charge-offs. Total non-interest expense decreased by 2.7% in 2009, compared to increases of, 13.7% and 6.0%, in 2008, and 2007, respectively.

Income Taxes

Income tax expense totaled $1,435,000, $2,228,000 and $3,272,000, for the years 2009, 2008 and 2007, respectively. The Company's effective tax rate was 30.2% in 2009, 32.0% in 2008, and 32.7% in 2007.

TABLE 1
COMPARATIVE AVERAGE BALANCES - YIELDS AND RATES
(Dollars in Thousands)

The following table shows the major categories of interest-earning assets and interest-bearing liabilities with their corresponding average daily balances, related interest income or expense and the resulting yield or rate for the three years ended December 31, 2009, 2008 and 2007:

	2009			2008			2007		
Assets	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-earning assets:									
Loans, net of unearned income	**$ 208,928**	**$ 14,101**	**6.75%**	$ 199,239	$ 14,723	7.39%	$ 203,397	$ 16,028	7.88%
Securities held to maturity:									
Taxable	**104,730**	**4,212**	**4.02%**	155,437	7,422	4.77%	136,853	6,839	5.00%
Exempt from Federal income tax	**13,747**	**432**	**3.14%**	8,347	293	3.51%	9,923	325	3.28%
Securities available for sale:									
Taxable	**49,359**	**1,394**	**2.82%**	23,561	802	3.40%	68,908	3,558	5.16%
Federal funds sold and securities purchased under agreements to resell	**30,758**	**53**	**0.17%**	26,248	617	2.35%	22,404	1,141	5.09%
Total interest-earning assets	**$ 407,522**	**20,192**	**4.95%**	$ 412,832	23,857	5.78%	$ 441,485	27,891	6.32%
Non interest-earning assets:									
Cash and due from banks	**16,673**			24,677			30,573		
Bank premises and equipment	**17,423**			16,074			14,129		
Other assets	**14,807**	**-**		14,947			14,058		
Allowance for possible loan losses	**(3,056)**			(2,784)			(3,090)		
Total assets	**$ 453,369**			$ 465,746			$ 497,155		

TABLE 1 (continued)
COMPARATIVE AVERAGE BALANCES - YIELDS AND RATES (continued)
(Dollars in Thousands)

	2009			2008			2007		
Liabilities	**Average Balance**	**Interest Income/ Expense**	**Average Yield/ Rate**	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Interest-bearing liabilities:									
INT DDA's, MMF & Savings	**$ 139,557**	**1,947**	**1.40%**	$ 177,198	2,804	1.58%	$ 196,453	4,007	2.04%
Time Deposits	**105,666**	**3,010**	**2.85%**	106,594	4,008	3.76%	101,451	4,544	4.48%
Federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings	**12,153**	**40**	**0.33%**	18,766	325	1.73%	19,242	669	3.48%
Total interest-bearing liabilities	**$ 257,376**	**4,997**	**1.94%**	$ 302,558	7,137	2.36%	$ 317,146	9,220	2.91%
Noninterest-bearing liabilities:									
Deposits	**137,296**			105,603			128,005		
Other liabilities	**9,028**			7,480			6,339		
Total liabilities	**403,700**			415,641			451,490		
Stockholder's equity	**49,669**			50,105			45,665		
Total liabilities and stockholders' equity	**$ 453,369**			$ 465,746			$ 497,155		
Net interest income/ margin-tax equivalent		**$ 15,195**	**3.35%**		$ 16,720	3.59%		$ 18,671	3.76%
Tax equivalent adjustment:									
Loans		**185**			211			236	
Investment securities		**432**			293			325	
Securities available for sale		**-**			-			-	
Other									
Total tax equivalent adjustment		**617**			504			561	
Net interest income		**$ 15,812**			$ 17,224			$ 19,232	

TABLE 2
TAXABLE EQUIVALENT RATE/VOLUME VARIANCE ANALYSIS
(Dollars In Thousands)

The following table sets forth, for the periods indicated, a summary of the changes in interest income and interest expense resulting from changes in volume and changes in rates.

	Year ended December, 2009					
	2009 Compared to 2008 Increase(Decrease) Due To			2008 Compared to 2007 Increase(Decrease) Due To		
	Volume	Rate	Net	Volume	Rate	Net
Interest income on:						
Loans	$ 9,689	$ (622)	$ 9,067	$ (4,158)	$ (1,305)	$ (5,463)
Investment securities:						
Taxable	(50,707)	(3,210)	(53,917)	18,584	583	19,167
Exempt from Federal income tax	5,400	139	5,539	(1,576)	(32)	(1,608)
Securities available for sale:						
Taxable	25,798	592	26,390	(45,347)	(2,756)	(48,103)
Federal funds sold and securities purchased under agreements to resell	4,510	(564)	3,946	3,844	(524)	3,320
Total	$ (5,310)	$ (3,665)	$ (8,975)	$ (28,653)	$ (4,034)	$ (32,687)
Interest expense on:						
DDA & Savings	$ (49,193)	$ (776)	$ (49,969)	$ (6,693)	$ (710)	$ (7,403)
Public Funds	11,552	(81)	11,471	(12,562)	(493)	(13,055)
CD's < 100M	(83)	(433)	(516)	4,490	(125)	4,365
CD's > 100M	(845)	(565)	(1,410)	653	(411)	242
Federal funds purchased, and securities sold under agreements to repurchase	(6,613)	(285)	(6,898)	(476)	(344)	(820)
Total	$ (45,182)	$ (2,140)	$ (47,322)	$ (14,588)	$ (2,083)	$ (16,671)
Changes in net interest income-tax equivalent	$ 39,872	$ (1,525)	$ 38,347	$ (14,065)	$ (1,951)	$ (16,016)

The increase (decrease) due to changes in average balances reflected in the above table was calculated by applying the preceding year's rate to the current year's change in the average balance. The increase (decrease) due to changes in average rates was calculated by applying the current year's change in the average rates to the current year's average balance. Using this method of calculating increases (decreases), any increase or decrease due to both changes in average balances and rates is reflected in the changes attributable to average rate changes.

TABLE 3
SECURITIES AVAILABLE FOR SALE AND PORTFOLIO SECURITIES
(Dollars In Thousands)

The available for sale classification of securities, includes all portfolio securities which management believes may be subject to sale prior to their contractual maturities, and are stated at aggregate market value. Investment securities include all portfolio securities that the Company intends to hold to maturity and are carried at amortized cost. The carrying amounts of securities available for sale and portfolio securities are presented as of the dates indicated.

	DECEMBER 31,		
	2009	**2008**	**2007**
Securities available for sale			
U. S. Treasury and other U. S. Government agencies	**$ 33,178**	$ 30,239	$ 38,975
Obligations of states and political subdivisions	**-**	-	-
Mortgage-backed securities	**-**	-	-
Other securities	**148**	-	-
Total securities available for sale	**$ 33,326**	$ 30,239	$ 38,975
Investment securities			
U. S. Treasury and other U. S. Government agencies	**$ 123,670**	$ 137,196	$ 134,485
Obligations of states and political subdivisions	**20,288**	9,313	9,307
Mortgage-backed securities	**-**	-	-
Other securities	**900**	600	600
Total investment securities	**144,858**	147,109	144,392
Total securities available for sale and investment securities	**$ 178,184**	$ 177,348	$ 183,367

TABLE 4
MATURITY DISTRIBUTION AND YIELDS OF SECURITIES AVAILABLE FOR SALE AND INVESTMENT SECURITIES
(Dollars in Thousands)

The following table shows the maturities and weighted average yields of the Company's securities available for sale and investment securities at December 31, 2009:

	Maturing								
	Within 1 Year		After 1 Yr But Within 5 Yrs		After 5 Yrs But Within 10 Yrs		After 10 Yrs.		
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Carrying Amount
Securities available for sale									
U.S. Treasury and other U.S. Government agencies......	$ 11,070	1.24%	$ 18,187	2.52%	$ 3,921	4.31%	$ -	0.00%	$ 33,178
Other securities...	148								
Total securities available for sale......	$ 11,218	1.24%	$ 18,187	2.52%	$ 3,921	4.96%	$ -	0.00%	$ 33,326
Investment securities									
U.S. Treasury and other U.S. Government agencies......	$ 2,995	4.96%	$ 92,472	3.52%	$ 22,488	3.84%	$ 5,715	2.65%	$ 123,670
Obligations of states and political subdivisions....	424	4.86%	10,503	4.17%	7,841	4.49%	1,520	5.91%	20,288
Other securities...	900								900
Total investment securities....	$ 4,319	4.27%	$ 102,975	4.64%	$ 30,329	4.85%	$ 7,235	0.00%	$ 144,858
Total securities available for sale and investment securities.....	$ 15,537	3.27%	$ 121,162	4.22%	$ 34,250	4.86%	$ 7,235	0.00%	$ 178,184

At December 31, 2009 the Company held investment securities issued by the State of Mississippi with an aggregate carrying amount of $20.2 million and a market value of $20.9 million. The yield on obligations of states and political subdivisions has been calculated on a fully tax equivalent basis.

Table 5
SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
(Dollars in Thousands)

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2009				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2009			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 32,927,000	$ 279,000	$ (28,000)	$ 33,178,000	$ 123,670,000	$ 1,043,000	$ (240,000)	$ 124,473,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	20,288,000	826,000	(41,000)	21,073,000
OTHER SECURITIES	72,000	76,000	-	148,000	900,000	-	-	900,000
TOTAL	$ 32,999,000	$ 355,000	$ (28,000)	$ 33,326,000	$ 144,858,000	$ 1,869,000	$ (281,000)	$ 146,446,000

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2008				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2008			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 29,841,000	$ 310,000	$ -	$ 30,151,000	$ 137,196,000	$ 2,431,000	$ -	$ 139,627,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	9,314,000	196,000	(12,000)	9,498,000
OTHER SECURITIES	72,000	16,000	-	88,000	600,000	-	-	600,000
TOTAL	$ 29,913,000	$ 326,000	$ -	$ 30,239,000	$ 147,110,000	$ 2,627,000	$ (12,000)	$ 149,725,000

	SECURITIES AVAILABLE-FOR-SALE DECEMBER 31, 2007				SECURITIES HELD-TO-MATURITY DECEMBER 31, 2007			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U S GOVERNMENT AND AGENCY SECURITIES	$ 38,930,000	$ 45,000	$ -	$ 38,975,000	$ 134,485,000	$ 1,552,000	$ (26,000)	$ 136,011,000
STATE AND MUNICIPAL SECURITIES	-	-	-	-	9,307,000	45,000	(20,000)	9,332,000
OTHER SECURITIES	-	-	-	-	600,000	-	-	600,000
TOTAL	$ 38,930,000	$ 45,000	$ -	$ 38,975,000	$ 144,392,000	$ 1,597,000	$ (46,000)	$ 145,943,000

TABLE 6
LOAN PORTFOLIO
(Dollars in Thousands)

Loans outstanding at the end of the year indicated are shown in the following table classified by type of loans:

	2009	2008	2007
Commercial, Industrial & Governmental	**$ 31,325**	$ 29,800	$ 46,711
Real Estate	**142,787**	133,001	124,015
Consumer Loans	**35,492**	37,780	32,388
Other Loans	**599**	894	788
Total Loans	**$ 210,203**	$ 201,475	$ 203,902

TABLE 7
LOAN MATURITIES & INTEREST RATE SENSITIVITY
(Dollars In Thousands)

The following table shows the amount of loans outstanding as of December 31, 2009 (excluding those in non-accrual status) based on the scheduled repayments of principal:

Remaining Maturity Fixed Rate	
3 months or less	**$ 19,839**
Over 3 months through 12 months	**32,166**
Over 1 year through 5 years	**150,464**
Over 5 years	**6,826**
Total Loans	**$ 209,295**

TABLE 8
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

The following table outlines the activity for the allowance for loan losses for the past three years:

	Year ended December 31, 2009	2008	2007
Beginning Balance	**$ 3,100**	$ 3,100	$ 3,100
Charge Offs:			
Commercial & Industrial	**83**	78	59
Real Estate	**296**	68	149
Consumer	**739**	681	629
Other			
Total Charge Offs	**1,118**	827	837
Recoveries:			
Commercial & Industrial	**54**	44	63
Real Estate	**-**	6	-
Consumer	**283**	214	214
Other			
Total Recoveries	**337**	264	277
Net Charge Offs	**781**	563	560
Provision for Possible Losses	**781**	563	560
Ending Balance	**$ 3,100**	$ 3,100	$ 3,100
Total Loans Outstanding	**$ 210,203**	$ 201,475	$ 203,902
Average daily loans	**$ 208,928**	$ 199,239	$ 203,397

Percentages:	**2009**	2008	2007
Allowance for loan losses to end of quarter total loans	**1.5%**	1.5%	1.5%
Allowance for loan losses to average loans	**1.5%**	1.6%	1.5%
Allowance for loan losses to nonperforming assets	**98.5%**	370.4%	277.3%
Net charge offs to average loans	**0.4%**	0.3%	0.3%

TABLE 9
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

The following table represents the allocation of the allowance for loan losses by loan categories and is based on an analysis of individual credits, historical losses, and other factors. This allocation is for analytical purposes only as the aggregate allowance is available to absorb losses on any and all loans.

	December 31, 2009		2008		2007	
	% Gross Loans Outstanding	Loan Loss Allowance Allocation	% Gross Loans Outstanding	Loan Loss Allowance Allocation	% Gross Loans Outstanding	Loan Loss Allowance Allocation
Commercial & Industrial	**7.09**	**$ 220**	4.95	$ 153	7.65	$ 237
Real Estate	**61.39**	**1,903**	13.38	415	28.35	879
Consumer	**23.20**	**719**	43.87	1,360	22.40	694
Other	**7.99**	**248**	2.04	63	24.38	756
Unallocated	**0.33**	**10**	35.76	1,109	17.22	534
	100.00	**$ 3,100**	100.00	$ 3,100	100.00	$ 3,100

TABLE 10
NONPERFORMING ASSETS
(Dollars in Thousands)

This table summarizes the amount of nonperforming assets at the end of the fourth quarter of the years indicated.

	December 31, 2009	2008	2007
Non-accrual Loans & Accruing Loans Past Due 90 Days or more	**$ 951**	$ 601	$ 712
Other Real Estate	**2,195**	236	406
	$ 3,146	$ 837	$ 1,118
Nonperforming Assets as % of Total Loans	**1.5%**	**0.4%**	0.5%
Non-accrual Loans & Loans Past Due 90 Days or More as % of Total Loans	**0.5%**	**0.3%**	0.3%

TABLE 11
AVERAGE DEPOSITS
(Dollars In Thousands)

The daily average amounts of deposits for the periods indicated are summarized in the :
following table:

	YEAR ENDED DECEMBER 31,		
	2009	**2008**	**2007**
Non-interest bearing deposits	**$ 77,927**	$ 105,603	$ 128,005
Interest-bearing deposits	**199,147**	177,198	196,453
Interest-bearing time deposits	**106,107**	106,594	101,451
Total	**$ 383,181**	$ 389,395	$ 425,909

TABLE 12
TIME DEPOSITS OF $100,000 OR MORE, MATURITY DISTRIBUTION
(Dollars In Thousands)

Maturities of time certificates of deposits $100,000 or more outstanding at December 31, 2009 are summarized in the following table:

Time remaining until maturity	
3 months or less	**$ 15,764**
Over 3 through 12 months	**38,670**
Over 12 months	**4,974**
Total	**$ 59,408**

TABLE 13
SHORT-TERM BORROWINGS
(Dollars in Thousands)

The following table presents a summary of the Company's short-term borrowings at December 31, for each of the last three years and the corresponding interest rates:

	December Balance	Daily Average Balance	Average Interest Rate*	Maximum Month-End Balance
2009				
Federal funds purchased and securities sold under agreements to repurchase	**$ 8,434**	**$ 12,153**	**0.33%**	**$ 8,434**
2008				
Federal funds purchased and securities sold under agreements to repurchase	$ 10,917	$ 18,766	1.73%	$ 10,917
2007				
Federal funds purchased and securities sold under agreements to repurchase	$ 21,018	$ 19,242	3.48%	$ 21,018

*On daily average balance

TABLE 14
INTEREST SENSITIVITY
(Dollars In Thousands)

The following table reflects the interest sensitivity of the Company over various periods as of December 31, 2009 based on contractual maturities as of that date:

	0-3 Months	4-12 Months	1-5 Years	Over 5 Years	Total
Assets					
Interest-earning assets:					
Loans, net of unearned income......	$ 20,747	$ 32,166	$ 150,464	$ 6,826	$ 210,203
Investment securities..........	-	4,319	102,975	37,564	144,858
Securities available for sale......	4,151	7,067	18,187	3,921	33,326
Federal funds sold and securities purchased under agreements to resell	16,450	-	-	-	16,450
Total interest-earning assets....	41,348	43,552	271,626	48,311	404,837
Noninterest-earning assets				45,637	45,637
Total assets	$ 41,348	$ 43,552	$ 271,626	$ 93,948	$ 450,474
Liabilities and stockholders' equity					
Interest-bearing liabilities:					
Int DDAs, MMF, Savings deposits	$ 18,335	$ 56,463	$ 124,349	$ -	$ 199,147
Time deposits..............	28,307	64,089	13,711	-	106,107
Federal funds purchased, and securities sold under agreements to repurchase..	8,434	-	-	-	8,434
Total interest-bearing liabilities .	55,076	120,552	138,060	-	313,688
Noninterest-bearing deposits.......	13,248	38,964	25,715	-	77,927
Other liabilities				8,253	8,253
Stockholders' equity...........				50,606	50,606
Total liabilities and stockholders' equity........	$ 68,324	$ 159,516	$ 163,775	$ 58,859	$ 450,474
Interest sensitive gap..........	$ (26,976)	$ (115,964)	$ 107,851	$ 35,089	
Cumulative interest sensitive gap	$ (26,976)	$ (142,940)	$ (35,089)	$ -	
Cumulative interest sensitive gap as a percent of total assets......	-5.99%	-31.73%	-7.79%	0.00%	

TABLE 15
CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES, AND OFF-BALANCE SHEET ARRANGEMENTS
(Dollars In Thousands)

The following table presents, as of December 31, 2009, significant fixed and determinable contractual obligations to third parties by payment date:

	PAYMENTS DUE IN				
	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Deposits without a stated maturity	$ 127,010	$ 76,417	$ 73,647	$ -	$ 277,074
Consumer certificates of deposit	92,396	9,388	4,323	-	106,107
Federal funds borrowed & repurchase agreements	8,434	-	-	-	8,434
Operating leases	-	-	-	-	-
Purchase obligations	-	-	-	-	-

COMMITMENTS

The following table details the amounts and expected maturities of significant commitments as of December 31, 2009:

	ONE YEAR OR LESS	ONE TO THREE YEARS	THREE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
Commitments to extend credit:					
Commercial	$ 6,346	$ 823	$ -	$ -	$ 7,169
Residential real estate	2,823	-	-	-	2,823
Revolving home equity and credit card lines	2	938	-	-	940
Other	16,584	-	-	-	16,584
Standby letters of credit	$ 257	$ -	$ -	$ -	$ 257

PENSION EXPENSE (Net Periodic Pension Cost)

	2009 Annual	2009 Quarterly	2008 Annual	2008 Quarterly
(1) Service cost	$ 320,583	$ 80,146	$ 279,047	$ 69,762
(2) Interest cost	587,119	146,780	541,892	135,473
(3) Expected return on assets	(548,938)	(137,235)	(747,483)	(186,871)
(4) Amortization of transition (asset) or liability	-	-	-	-
(5) Amortization of prior service cost	-	-	-	-
(6) Amortization of (gain) or loss	335,659	83,915	-	-
(7) Total	$ 694,423	$ 173,606	$ 73,456	$ 18,364

Quantitative and Qualitative Disclosures about Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operation, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk management is an integral part of the financial success of the Company. The process of interest rate risk management includes the monitoring of each component of the balance sheet and its sensitivity to interest rate changes. Management monitors the day-to-day exposure to changes in interest rates in response to loan and deposit flows and makes adjustments accordingly.

In addition to using traditional gap tables, the Company uses an earnings forecast model that simulates multiple interest rate scenarios and the effects on the Company's net interest margin. The model analyzes the earnings risk by revealing the probability of reaching future income levels based on balance sheet changes caused by interest rate fluctuations. The model and traditional gap analysis indicate the Company is liability sensitive, which means that in a rising rate environment, the Company's net interest margin will generally decrease.

There have been no material changes in reported market risks during the year ended December 31, 2009.

Controls and Procedures

The Company maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company carried out an evaluation under the supervision and with the participation of its management, including its principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the evaluation of these disclosure controls and procedures, the Company's principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective to timely alert them to material information relating to the Company and its consolidated subsidiaries to be included in the Company Exchange Act reports.

There were no changes in the Company's internal control over financial reporting for the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Information Relating to Common Stock

At December 31, 2009, the Company's authorized capital stock consisted of 1,330,560 shares of common stock, par value $2.50 per share, of which 1,330,338 were issued and outstanding. The common stock is not traded on an exchange nor is there a known active trading market. As of December 31, 2009, the common stock of the Company was held of record by 973 stockholders. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sales prices for the Company's stock during the years 2009 and 2008.

Stock Prices

2009	High	Low
1st Quarter	$40.00	$40.00
2nd Quarter	42.00	40.00
3rd Quarter	41.00	40.00
4th Quarter	41.00	40.00

2008	High	Low
1st Quarter	$40.00	$38.00
2nd Quarter	40.00	36.00
3rd Quarter	40.00	40.00
4th Quarter	40.00	38.00

During each quarter of 2009 and 2008, cash dividends on common stock were paid as follows:

	2009	2008
1st Quarter	$ .25	$ .25
2nd Quarter	.30	.30
3rd Quarter	.25	.25
4th Quarter	.55	.55
Total	$1.35	$1.35

Although no assurances can be given, the Company anticipates that cash dividends on shares of the Company's common stock will continue to be paid during 2010, subject to the discretion of the Board of Directors.

Form 10-K Annual Report

The Company files an Annual Report with the Securities and Exchange Commission on Form 10-K that is due March 31, 2010. Immediately after such filing, a copy of such report will be available, without charge, to any shareholder by writing to Royce Cumbest, Chairman of the Board, President and Chief Executive Officer, Merchants & Marine Bancorp, Inc., Post Office Box 729, Pascagoula, Mississippi 39568-0729.

Merchants & Marine Bancorp, Inc.


Total Return Performance
140
120
100
80
60
40
20
Index Value
Merchants & Marine Bancorp Inc.
NASDAQ Composite
Merchant & Marine Bank 2009**
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

		Period Ending				
Index	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**
Merchants & Marine Bank*	100.00	97.64	100.89	109.94	113.69	119.20
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
Merchant & Marine Bank 2009**	100.00	99.57	114.77	79.89	63.33	46.56

**Prices and dividend information was supplied to SNL Financial LC by company.*

***Merchant & Marine's Peer Group 2009 consists of Seacoast Banking Corp. of Florida, Capital City Bank Group, Fidelity Southern Corp., PAB Bankshares, Bank of Granite Corp., First Bancorp, National Bankshares Inc., American National Bankshares, Britton & Koontz Capital Corp., Peoples Holding Co., Colony Bankcorp Inc., and ABC Bancorp.*

MERCHANTS & MARINE BANCORP, INC.
AND
MERCHANTS & MARINE BANK

BOARD OF DIRECTORS

Royce Cumbest
Chairman, President and Chief Executive Officer
Merchants & Marine Bancorp, Inc. and
Merchants & Marine Bank

Mrs. Lynda Gautier
Certified Public Accountant
Lynda Gautier, CPA

John F. Grafe
Retired Businessman

Frank J. Hammond, III
Attorney
Watkins & Eager, PLLC

Scott B. Lemon*
Co-Owner
Lemon-Mohler Insurance Agency

Paul H. (Hal) Moore, Jr., M.D.
Radiologist
Singing River Radiology Group

Diann Payne*
Executive Director
Jackson County Civic Action

Gerald J. St. Pe'
President
St. Pe' & Associates

Thomas B. Van Antwerp
Executive Director
Providence Hospital Foundation

Julius A. (Jay) Willis, Jr., ,DMD
Dentist
Willis and Parker Family Dentistry, P.A.

HONORARY DIRECTORS

Jerry L. Lee
President and Chief Executive Officer
Jerry Lee's Grocery, Inc.

Paul H. Moore, Sr., M.D.
Retired Radiologist
Singing River Radiology Group

*Ms. Payne and Mr. Lemon served as Advisory Committee Members until elected to the Board of Directors in April 2009.

MERCHANTS & MARINE BANK
Officers for 2009

Royce Cumbest*
Chairman of the Board, President and CEO

S. Michael Dickson*
Executive Vice President/Operations

Paul O. Thompson, Jr.*
Executive Vice President/Retail Banking

Herman E. Smith*
Senior Vice President/Lending

C. Henry Fox, Jr.*
Senior Vice President/Commercial Lending

O. Linwood Grierson*
Senior Vice President/Security and CRA

Todd Trenchard*
Senior Vice President/Public Relations

Elise Bourgeois
Cashier

Barbara B. Bass
Corporate Secretary/Administration

Brenda Tingle
Vice President/Branch Manager

Bobbie Jo Cline
Vice President/Human Resources

Noel Grafe
Vice President/Credit Analyst

Diana Miles
Compliance Director

Betty Brooks
Assistant Vice President

Louise Hudgins
Assistant Vice President

Glenda Walker
Assistant Vice President/Collections

**Executive Officers*

Mike Grimme
Data Processing Manager

John Wright
Data Processing Officer

Richard Cauley
Data Processing Officer

Joyce Johnson
Branch Operations Officer

Sara Gamnmill
Audit Manager

James Watkins
Purchasing Officer

Landon McCarty
Loan Officer

Daniel L. Thomas
Loan Officer

Charlene Carpenter
Assistant Retail Banking Officer

Moss Point Office

James M. Wheat
Vice President/Branch Manager

Gautier Office

S. T. Phillips
Assistant Vice President/Branch Manager

Sherrill Edwards
Loan Officer

Escatawpa Office

Karen Whitford
Vice President/Branch Manager

Ocean Springs Office

Mack Rushing
Vice President/Branch Manager

Amy Lemon
Mortgage Officer

St. Martin Office

Stephanie Broussard
Vice President/Branch Manager

Hurley/Wade Offices

Kristie Burge
Assistant Vice President/ Branch Manager

Lucedale Office

Scott Hicks
Vice President/Branch Manager

Connie Buckhalter
Loan Officer and Branch Operations Supervisor

MERCHANTS & MARINE BANK

Locations of Bank Offices and

On Premises Automated Teller Machines

Pascagoula Office*
3118 Pascagoula Street, Pascagoula

Bel Air Branch*
2600 Old Mobile Highway, Pascagoula

Market Street Branch
1825 Market Street, Pascagoula

Moss Point Office*
4619 Main Street, Moss Point

St. Martin Office*
6416 N. Washington Avenue, Ocean Springs

Lucedale Office*
11283 Old Highway 63 South, Lucedale

Escatawpa Office*
7616 Highway 613, Moss Point

Gautier Office*
2235 Highway 90, Gautier

Ocean Springs Office*
2802 Bienville Boulevard, Ocean Springs

Wade Branch*
16831 Highway 63, Moss Point

Hurley Office*
21536 Highway 613, Moss Point

Locations of Off Premises Automated Teller Machines

Jerry Lee's Grocery**
1804 Ingalls Avenue, Pascagoula
Cash Dispensing

Wayne Lee's Grocery**
1317 Telephone Road, Pascagoula
Cash Dispensing

Singing River Mall**
2800 Highway 90, Gautier
Cash Dispensing

Jerry Lee's Grocery & Market**
2425 Highway 90, Gautier
Cash Dispensing

Food Tiger Shopping Center**
11628 Highway 57, Vancleave
Cash Dispensing/Night Depository

Broome's Grocery #1**
1801 Government Street, Ocean Springs
Cash Dispensing

ATT Call Center**
3051 Bienville Boulevard, Ocean Springs
Cash Dispensing